[Letterhead of BA Credit Card Funding, LLC]

July 1, 2013

Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549
Attention:  Filing Desk

Re:          BA Credit Card Funding, LLC
BA Credit Card Trust
BA Master Credit Card Trust II
Amendment No. 1 to Form S-3 Registration Statement
File Nos. 333-189460, 333-189460-01 and 333-189460-02

Ladies and Gentlemen:

BA Credit Card Funding, LLC, in its capacity as depositor for the BA Credit Card Trust and BA Master Credit Card Trust II, (i) has transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced Registration Statement on Form S-3 and (ii) hereby requests that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. (EST) on July 8, 2013, or as soon as is practicable thereafter.

The registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (302) 432-4908.

Sincerely yours,

/s/ Scott W. McCarthy

Scott W. McCarthy
President

Enclosure